SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421
www.sewkis.com

  January 30, 2015

Mr. Derek Newman
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centre Funds – Centre Active U.S. Tax Exempt Fund File Nos. 333-173306 and 811-22545

Dear Mr. Newman:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 11 to the registration statement ("Registration Statement") of Centre Funds (the "Trust") with respect to its new series, Centre Active U.S. Tax Exempt Fund (the "Fund").  The Post-Effective Amendment was filed with the SEC on December 17, 2014.  The Staff's comments were provided on January 28, 2015.  The Staff's comments and the Trust's responses are set forth below.

Prospectus
Summary - Fees and Expenses of the Fund
Comment 1:	We note that footnote 2 to the Annual Fund Operating Expenses table states that the Fund's investment adviser (the "Adviser") has entered into a written expense limitation agreement, under which it has agreed to reduce its advisory fees and/or reimburse other expenses of the Fund to the extent necessary to limit the operating expenses of each class of shares of the Fund "including (but not limited to) investment advisory fees of the Adviser and distribution/service (Rule 12b-1) fees, but excluding, as applicable, any front-end or contingent deferred sales loads…" To the extent that the Fund is not subject to a sales charge, consider removing "as applicable, any front-end or contingent deferred sales loads" from the footnote.
Response:	The language has been removed from the footnote in response to this comment.

Comment 2:	We note that footnote 2 to the Annual Fund Operating Expenses table states that the Adviser has entered into a written expense limitation agreement, under which it has agreed to reduce its advisory fees and/or reimburse other expenses of the Fund to the extent necessary to limit the operating expenses of each class of shares of the Fund "excluding… expenses incurred in connection with any merger or reorganization." Please confirm supplementally that, with respect to the proposed reorganization of Managed Municipal Fund, Inc. into the Fund (the "Reorganization"), the Adviser and the investment adviser of Managed Municipal Fund, Inc. have agreed to bear the direct costs associated with the Reorganization.
Response:	The Trust confirms that the Adviser and the investment adviser of Managed Municipal Fund, Inc. have agreed to pay the direct costs and expenses associated with the Reorganization. Footnote 2 is intended to reflect the description of the expenses as set forth in the expense limitation agreement, and while "expenses incurred in connection with any merger or reorganization" is not applicable to the Reorganization, it may be applicable with respect to a future transaction involving the Fund.

Comment 3:	Consider deleting from footnote 2 to the Annual Fund Operating Expenses table the sentence reading "Unless sooner terminated, the Expense Limitation Agreement will remain in effect for the Initial Term and may continue from year to year thereafter."
Response:	The sentence has been deleted in response to this comment.
Comment 4:	Please clarify that the Adviser may recoup any waived or reimbursed amount pursuant to the expense limitation agreement in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, provided that the reimbursement does not cause the Fund to exceed the then-existing expense limitation for that class at the time the reimbursement or waiver was made.
Response:	The disclosure has been revised in footnote 2 to the Annual Fund Operating Expenses table and in the description of the expense limitation agreement in the section of the Statement of Additional Information entitled "Management and Other Service Providers – Expense Limitation Agreement" in response to this comment.
Summary - Principal Investment Strategies
Comment 5:	We note that the disclosure in this section provides that, at times, the Fund may sell certain U.S. exchange traded futures contracts on bond indices and purchase U.S. exchange traded futures contracts on bond indices. Because use of such futures contracts is disclosed as a principal investment strategy, consider including "Derivatives Risk" as a principal risk of investing in the Fund.
Response:	The disclosure relating to "Duration Risk", a disclosed principal risk in the "Summary - Principal Risks of Investing in the Fund" section of the Prospectus, has been revised in response to this comment. The revised disclosure highlights that the Fund may use futures and options contracts for purposes of managing duration.
As disclosed in the "Summary - Principal Investment Strategies" section of the Prospectus, the Fund may purchase or sell certain exchange traded futures contracts for purposes of managing the duration of the Fund's portfolio.  The Fund does not intend to engage in futures and options contracts as a separate principal investment strategy; rather, the Fund intends to use such instruments with respect to its principal investment strategy relating to duration management. The Fund is, however, permitted to use derivatives as a non-principal investment strategy (i.e., for reasons other than to manage duration). Accordingly, the Fund believes that it is appropriate to revise the disclosure relating to "Duration Risk", a principal risk, as described above, and to disclose in the "Additional Investment Policies and Risks" section of the Prospectus that, to the extent that the Fund uses derivatives for temporary cash management, investment transition purposes or to hedge the risks of existing positions, the Fund will be subject to the risks associated with such transactions.

Summary - Principal Risks of Investing in the Fund
Comment 6:	We note that "Focused Investment Risk" is disclosed as a principal risk of investing in the Fund, but focusing Fund investments within a single state, region or sector of the municipal market is not a disclosed principal investment strategy of the Fund. Consider adding disclosure to the "Principal Investment Strategies" section reflecting that, if true, the Fund intends to focus its investments as indicated by this disclosed risk.
Response:	Disclosure has been added to the "Summary-Principal Investment Strategies" section to disclose that, from time to time, the Fund's investments may focus in a certain state, region or sector of the municipal market.
Comment 7:	We note that "New Fund Risk" is included as a principal risk of investing in the Fund. Consider whether this risk factor is relevant in light of the Reorganization and the Fund's expectation to be the successor to Managed Municipal Fund, Inc. through the Reorganization. If this factor is deemed relevant, please clarify that the Adviser, the investment adviser of the Fund, is not the investment adviser to Managed Municipal Fund, Inc. and, as a result, may not be successful in implementing the Fund's investment strategy.
Response:	The disclosure has been revised to clarify that, although the Fund expects to be the successor to Managed Municipal Fund, Inc. through the Reorganization, the Adviser is not the investment adviser of that fund, and may not be successful in implementing the Fund's investment strategy.
Summary - Performance Information
Comment 8:	Please enhance the narrative preceding the bar chart and table to explain that, prior to the closing of the Reorganization, International Strategy & Investment Inc. served as the investment adviser to Managed Municipal Fund, Inc., and that the performance presented represents performance of a fund managed by that adviser (not the Adviser).
Response:	The narrative preceding the bar chart and table has been revised in response to this comment.
Summary - Tax Information
Comment 9:	Because the Fund intends to distribute tax-exempt income, if applicable, please revise this disclosure to include a general statement to the effect that a portion of the Fund's distributions may be subject to federal income tax.
Response:	The disclosure has been revised in response to this comment to disclose that the Fund intends to distribute tax-exempt income, and a portion of the Fund's distributions may, however, be subject to federal income tax.
Additional Investment Policies and Risks
Comment 10:	We note that the Fund is permitted to invest in other investment companies, but the Annual Fund Operating Expenses table does not include a separate line item for "Acquired Fund Fees and Expenses." Please confirm supplementally that the Fund anticipates that the fees and expenses incurred indirectly by the Fund, if any, as a result of the Fund's investment in one or more investment companies will not exceed 0.01% of the average net assets of the Fund for its initial fiscal year.
Response:	The Trust confirms that the Adviser anticipates that acquired fund fees and expenses will not exceed 0.01% of the average net assets of the Fund for its initial fiscal year.

Statement of Additional Information
Comment 11:	We note that the section entitled "Other Investment Policies and Related Risk Factors – Futures Contracts" includes disclosure regarding the Fund's use of futures contracts and related regulations of the Commodity Futures Trading Commission. Please supplement this disclosure to state that, if true, the Fund intends to operate within the limits of Rule 4.5.
Response:	The disclosure has been revised in response to this comment to disclose that the Fund intends to operate within the limits of Rule 4.5 under the Commodity Exchange Act.
Comment 12:	We note that the section entitled "Investment Limitations" includes a fundamental policy restricting the Fund from concentrating in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies). Consider revising this policy to include municipal securities as a type of securities that may be excluded. If the policy is revised accordingly, please enhance the narrative following the list of fundamental policies to explain that securities whose payment of interest and/or principal is dependent upon revenues derived from projects rather than the general obligations of the municipal issuer are counted for purposes of the Fund's concentration policy.
Response:	The policy has been revised to include "municipal bonds issued by a state or other agency that purchases U.S. government securities to pledge as collateral for the bond issue" as a type of securities that may be excluded. Accordingly, the narrative following the list of fundamental policies has been enhanced in response to this comment.

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We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Paul M. Miller at (202) 737-8833.
Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc:            James A. Abate